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                                                      UNITED STATES                                      OMB APPROVAL
                                           SECURITIES AND EXCHANGE COMMISSION                            ---------------------------
                                                 Washington, D.C. 20549                                  OMB Number: 3235-0058
                                                                                                         Expires: January 31, 2005
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                                                                                                         ---------------------------
                                                FORM 12b-25                                              SEC FILE NUMBER
                                        NOTIFICATION OF LATE FILING                                      0-25942
                                                                                                         ---------------------------
(Check One): [x] Form 10-K    [ ] Form 20-F    [ ] Form 11-K  [ ] Form 10-Q   [ ]Form N-SAR              CUSIP NUMBER
                                                                                                         784878 10 0
                                                                                                         ---------------------------
                  For Period Ended:  December 31, 2001
                                     -----------------
                      [ ]  Transition  Report on Form  10-K
                      [ ]  Transition  Report  on  Form  20-F
                      [ ]  Transition  Report on Form 11-K
                      [ ]  Transition  Report on Form 10-Q
                      [ ]  Transition Report on Form N-SAR
                  For the Transition Period Ended:_____________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
 Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates: Not applicable.

PART I -- REGISTRANT INFORMATION

SVT Inc.
-----------------------
Full Name of Registrant

SWWT, Inc. (until February 1, 2002)
-----------------------------------
Former Name if Applicable

59 John Street, 3rd Floor
---------------------------------------------------------
Address or Principal Executive Office (Street and Number)

New York, NY 10038
------------------------
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check boxes if appropriate)

[X]  (a)  The reasons  described in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III - NARRATIVE
     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     SVT Inc. (formerly SWWT, Inc.) (the "Registrant") has only recently resumed active business operations as a result of a series of interrelated transactions which resulted in the combination, effective February 1, 2002 (the "Combination"), of the operations of the Registrant and SanVision Technology Inc. ("SanVision"). The Registrant is now conducting SanVision's business. These transactions consisted of

     o the merger of E-Newco, Inc., a wholly-owned subsidiary of the Registrant, with and into SanVision (the "Merger"). At the effective time of the Merger, (1) the separate corporate existence of E-Newco ceased, SanVision remained as the surviving corporation in the Merger and became a wholly-owned subsidiary of the Registrant, and (3) each share of SanVision common stock was converted into a right to receive
          0.99228 of a share of the Registrant's common stock (with the aggregate number of shares of common stock issued to any one person rounded up to the nearest whole number).

     o amendments to the Registrant's certificate of incorporation to (1) effect immediately before the Merger a 1-for-2 reverse split of the Registrant's common stock outstanding before the Merger (the "Reverse Split"), (2) change the Registrant's name from SWWT, Inc. to SVT Inc., and (3) reduce the total number of shares of capital stock which the Registrant has the authority to issue, from 800,000,000 shares consisting of 750,000,000 shares of common stock and 50,000,000 shares of preferred stock, to 120,000,000 shares consisting of 100,000,000 shares of common stock and 20,000,000 shares of preferred stock.

     o amendments to the certificate of designations of the Registrant's series B preferred stock to, among other things, (1) effect immediately before the Merger and the 1-for-2 Reverse Split a change in the conversion ratio of the series B preferred stock into common stock from approximately 1-to-100 to approximately 1-to-10, and (2) provide for the automatic conversion of the series B preferred stock into Common Stock immediately before the Merger. Each share of series B preferred stock, after giving effect to the Reverse Split and the change in the conversion ratio, was converted into approximately five shares of the Registrant's common stock immediately before the Merger.

     In the Combination, taking into account the Merger, the Reverse Split, the change in the series B conversion ratio and other transactions contemplated in the Merger Agreement, 36,071,064 shares of SanVision common stock outstanding before the Merger were converted into 35,792,599 shares of Registrant common stock, which shares represent approximately 87.42% of the sum of the 40,761,673 outstanding shares of common stock after the merger and the 180,000 shares issuable upon exercise of outstanding Registrant stock options.

     The Registrant's Form 10-K for the fiscal year ended December 31, 2001, could not be filed within the prescribed time period because

1. the Combination was initially scheduled to occur by the end of December 2001 but had to be postponed to February 1, 2002, due to (1) SEC review of the Registrant's proxy statement for the special meeting of its stockholders called to consider the Combination, and (2) the renegotiation of certain key terms of the Combination by the management of SanVision and management of the Registrant.

2. as previously reported in the Registrant's Current Report on Form 8-K bearing cover date of February 21, 2002, as amended, on that date the Registrant's board of directors (1) decided that Ernst & Young LLP, the Registrant's independent auditors, would not be re-engaged for the audit of the Registrant's financial statements for the fiscal year ended December 31, 2001, and (2) engaged Arthur Andersen LLP (SanVision's independent accountants) to audit the Registrant's financial statements for the fiscal year ended December 31, 2001. This late change of accountants impeded the timely completion of the financial portions of the Form 10-K.

3. the process of integrating SanVision's operations into the Registrant has required most of the attention of SanVision management (which became the new Registrant management as a result of the Combination).

                                      -2-
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4.   management  has decided to include  voluntarily  in the Form 10-K financial statements for SanVision for the fiscal year ended December 31, 2001. This has required additional time for preparation of financial statements and completion of the audit.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Michael Bell
         ------------
          (Name)

         (646) 792-6594
         ------------------------
         (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Registrant Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [x] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof? [ ] Yes [x] No    But see paragraph 4 above.

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                    SVT Inc.
                  (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    March 28, 2002                            By:/s/Michael Bell
                                                      ---------------
                                                       Michael Bell
                                                       Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

                                      -3-
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5.   Electronic Filers.  This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).





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